UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM U-12(I)-B (THREE-YEAR STATEMENT)

Three-Year Period Ending 2009

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b).

(To be filed in DUPLICATE.  If acknowledgment is desired, file in triplicate)

(SEE INSTRUCTIONS ON BACK OF THIS FORM)

1.	Name and business address of person filing statement.

Rodney O. Powell, President and Chief Operating Officer
Western Massachusetts Electric Company
One Federal Street, Building 111-4, Springfield, Massachusetts 01105

2.	Name and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

None.

3.	Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

Western Massachusetts Electric Company (WMECO), a subsidiary of Northeast Utilities. WMECO is an electric utility operating company with its service territory in the state of Massachusetts.

4.

Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

The undersigned is President and Chief Operating Officer of WMECO.  He will represent Northeast Utilities system companies, as and when appropriate, in connection with the issuance of securities, rate matters, affiliations, acquisitions and dispositions, the licensing of hydroelectric projects, and other matters before the Securities and Exchange Commission, the Department of Energy and Congress or some of such bodies.

5.

(a)

Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.  (Use column (a) as supplementary statement only.)

Salary or other compensations

Name of Recipient	received (a)	to be (b)	Person or company from whom received or to be received

Rodney O. Powell	$-0-	Cannot determine (estimated)	Western Massachusetts Electric Company

(b)  Basis for compensation if other than salary.

6.

(To be answered in supplementary statement only.  See instructions.)  Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

(a)	Total amount of routine expenses charged to client:	None

(b)	Itemized list of all other expenses:	No other expenses.

Date: January 5, 2006	(Signed) /s/ Rodney O. Powell Rodney O. Powell